United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sequential Brands Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81734P107

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81734P107	13D	Page 1 of 15 Pages

1	NAMES OF REPORTING PERSONS The Carlyle Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 81734P107	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 81734P107	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 81734P107	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 81734P107	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS CG Subsidiary Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 81734P107	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 81734P107	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 81734P107	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Carlyle Equity Opportunity GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 81734P107	13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Carlyle Equity Opportunity GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 81734P107	13D	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS Carlyle Galaxy Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 81734P107	13D	Page 11 of 15 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on December 8, 2015 (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”), of Sequential Brands Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Carlyle Group Management L.L.C.,

The Carlyle Group Inc.,

Carlyle Holdings II GP L.L.C.,

Carlyle Holdings II L.L.C.,

CG Subsidiary Holdings L.L.C.,

TC Group Cayman Investment Holdings, L.P.,

TC Group Cayman Investment Holdings Sub L.P.,

Carlyle Equity Opportunity GP, L.L.C.,

Carlyle Equity Opportunity GP, L.P., and

Carlyle Galaxy Holdings, L.P. (“Carlyle Galaxy”)

Each of Carlyle Group Management L.L.C., The Carlyle Group Inc., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.L.C., CG Subsidiary Holdings L.L.C., Carlyle Equity Opportunity GP, L.L.C., Carlyle Equity Opportunity GP, L.P., and Carlyle Galaxy is organized in the state of Delaware. TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. are organized under the laws of the Cayman Islands.

The address of the principal business and principal office of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The address of the principal business and principal office of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of The Carlyle Group Inc. are Kewsong Lee, Glenn A. Youngkin, Peter J. Clare, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Dr. Thomas S. Robertson, William J. Shaw and Anthony Welters (collectively, the “Directors”).

CUSIP No. 81734P107	13D	Page 12 of 15 Pages

The executive officers of The Carlyle Group Inc. are Kewsong Lee, Co-Chief Executive Officer, Glenn A. Youngkin, Co-Chief Executive Officer, Peter J. Clare, Chief Investment Officer for Corporate Private Equity, Daniel A. D’Aniello, Chairman Emeritus, David M. Rubenstein, Co-Executive Chairman, William E. Conway, Jr., Co-Executive Chairman, Curtis L. Buser, Chief Financial Officer, Christopher Finn, Chief Operating Officer, and Jeffrey W. Ferguson, General Counsel (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors who are not also Executive Officers is as follows: Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group; Janet Hill is a Principal at Hill Family Advisors; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; and Anthony Welters is Executive Chairman of the Black Ivy Group, LLC.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

This Amendment No. 1 is being filed on behalf of the Reporting Persons to report that, as of May 28, 2020, the Reporting Persons do not beneficially own any shares of Common Stock.

(c) Except as set forth in the table below none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 81734P107	13D	Page 13 of 15 Pages

From May 22, 2020 through May 28, 2020, Carlyle Galaxy disposed of 6,369,820 shares of Common Stock, respectively, in a series of transactions at prices ranging from $0.173 to $0.2125 per share in open market transactions on the Nasdaq Capital Market. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission or the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
May 22, 2020	86,826	$0.1781
May 26, 2020	654,178	$0.1878
May 27, 2020	2,354,588	$0.1957
May 28, 2020	3,274,228	$0.1957

(d) None.

(e) As of May 28, 2020, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

24	Power of Attorney.

99	Joint Filing Agreement.

CUSIP No. 81734P107	13D	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2020

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP INC.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group Inc., its sole member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS II L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CG SUBSIDIARY HOLDINGS L.L.C.
By:	Carlyle Holdings II L.L.C., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CUSIP No. 81734P107	13D	Page 15 of 15 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE EQUITY OPPORTUNITY GP, L.L.C.

By:	/s/ Jeremy Anderson
Name:	Jeremy Anderson
Title:	Authorized Person

CARLYLE EQUITY OPPORTUNITY GP, L.P.

By:	/s/ Jeremy Anderson
Name:	Jeremy Anderson
Title:	Authorized Person

CARLYLE GALAXY HOLDINGS, L.P.
By: Carlyle Equity Opportunity GP, L.P., its general partner

By:	/s/ Jeremy Anderson
Name:	Jeremy Anderson
Title:	Authorized Person